Filed Pursuant to Rule 433
Registration No. 333-172513
May 17, 2011
PRICING TERM SHEET
In addition to the securities described in the preliminary prospectus supplement, the Issuer is also issuing a series of Floating Rate Notes due 2013. Certain of the terms of the Floating Rate Notes are described below. In addition to the terms described below, the following subsections from the section of the preliminary prospectus supplement entitled “Description of the Notes” relate to the description of the Floating Rate Notes: the introductory paragraph, “—General,” “—Further Issues,” and “—Book-Entry System,” and the section of the base prospectus entitled “Description of Debt Securities”.
Floating Rate Notes due 2013

Issuer:	Johnson & Johnson

Security:	Floating Rate Unsecured Notes due 2013

Size:	$500,000,000

Maturity Date:	May 15, 2013

Coupon:	Three-month USD LIBOR plus 0 bps

Interest Payment Dates:	Paid quarterly on February 15, May 15, August 15 and November 15, commencing August 15, 2011

Interest Reset Date:	Quarterly

Interest Determination Dates:	Two London business days before each Interest Reset Date

Day Count Convention:	Actual/360

Price to Public:	100.0%

Underwriting Discount:	17.5 bps

Base Rate:	Three-month USD LIBOR

Spread from Base Rate:	Three-month USD LIBOR plus 0 bps

Optional Redemption:	May not be redeemed before maturity

Trade Date:	May 17, 2011

Expected Settlement Date:	May 20, 2011

CUSIP / ISIN:	478160BB9 / US478160BB91

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co.

Senior Co-Managers:	BNP Paribas Securities Corp. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. The Williams Capital Group, L.P.

Filed Pursuant to Rule 433
Registration No. 333-172513
May 17, 2011

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. RBC Capital Markets, LLC Santander Investment Securities Inc.
The subsection of the preliminary prospectus supplement on page S-5 entitled “Description of the Notes—Interest” will not apply to the Floating Rate Notes and the following will apply:
Interest on the Floating Rate Notes
     The Floating Rate Notes will bear interest from May 20, 2011 or from the most recent interest payment date to which interest has been paid or provided for, payable quarterly on February 15, May 15, August 15, and November 15 of each year (each such date an “interest payment date” with respect to the Floating Rate Notes) beginning May 20, 2011 to the beneficial owners of the Notes at the close of business on the applicable record date, which is the February 1, May 1, August 1 and November 1 next preceding such interest payment date. Interest on the Floating Rate Notes will accrue from and including May 20, 2011 to, but excluding, the first interest payment date and then from and including the immediately preceding interest payment date to which interest has been paid or duly provided for to, but excluding, the next interest payment date or maturity date, as the case may be. We refer to each of these periods as an “interest period.” The amount of accrued interest that we will pay for any interest period can be calculated by multiplying the face amount of the Floating Rate notes then outstanding by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from May 20, 2011 or from the most recent interest payment date to which interest has been paid or provided for, to the applicable interest payment date. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360.
     The rate of interest on the Floating Rate Notes will be reset quarterly by the calculation agent (the “Calculation Agent”). The Calculation Agent will set the initial interest rate on the Floating Rate Notes on May 20, 2011 and reset the interest rate on each interest payment date, each of which is referred to as an “interest reset date”. For the Floating Rate Notes, the interest rate in effect on any particular day will be the interest rate determined with respect to the latest interest reset date that occurs on or before that day. If any interest reset date would otherwise be a day that is not a London business day, the interest reset date will be postponed to the next day that is a London business day, except that, if that day falls in the next succeeding calendar month, the interest reset date will be the immediately preceding London business day. A “London business day” is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.
     The Calculation Agent is The Bank of New York Mellon Trust Company, N.A., unless and until such time as a successor is appointed. If that bank is unable or unwilling to continue to act as the calculation agent or if it fails to calculate properly the interest rate on the Floating Rate Notes for any interest period, we will appoint another leading commercial or investment bank engaged in the London interbank market to act as calculation agent in its place. The calculation agent may not resign its duties without a successor having been appointed. The interest rate on the Floating Rate Notes for a particular interest period will be a per annum rate equal to U.S. dollar three-month LIBOR as determined on the interest determination date plus 0.00%. The “interest determination date” for an interest period with respect to the Floating Rate Notes will be the second London business day preceding the interest reset date. Promptly upon determination, the Calculation Agent will inform the Trustee and us of the interest rate for the next interest period. If any interest determination date would fall on a day that is not a London business day, the interest determination date will be postponed to the next succeeding London business day, except that, if that day falls in the next succeeding calendar month, the interest determination date will be the immediately preceding London business day.
     If an interest payment date, other than the maturity date, for the Floating Rate Notes falls on a day that is not a London business day, then such interest payment date will be postponed to the next day that is a London business day, except that, if that London business day falls in the next succeeding calendar month, then, unless it relates to interest payable at maturity, the interest payment date will be the immediately

Filed Pursuant to Rule 433
Registration No. 333-172513
May 17, 2011
preceding London business day. If the maturity date of the Floating Rate Notes falls on a day that is not a London business day, then the related payment of principal and interest will be made on the next day that is a London business day with the same effect as if made on the date that the payment was first due, and no interest will accrue on the amount so payable for the period from the maturity date.
     On any interest determination date, U.S. dollar three-month LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on “Reuters Page LIBOR01” at approximately 11:00 a.m., London time, on such interest determination date. “Reuters Page LIBOR01” means the display that appears on Reuters (or any successor service) on page LIBOR01 (or any page as may replace such page on such service) for the purpose of displaying London interbank offered rates of major banks for U.S. dollars.
     If no offered rate appears on Reuters Page LIBOR01 on an interest determination date at approximately 11:00 a.m., London time, then the Calculation Agent (after consultation with us) will select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the Calculation Agent will select three major banks in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the interest determination date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least $1,000,000 that is representative of single transactions at that time. If three quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the rate of LIBOR for the next interest period will be set equal to the rate of LIBOR for the then current interest period.
     Upon request from any holder of Floating Rate Notes, the Calculation Agent will provide the interest rate in effect for such Floating Rate Notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.
     All percentages resulting from any calculation of the interest rate on the Floating Rate Notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on the Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upward). Each calculation of the interest rate on the Floating Rate Notes by the Calculation Agent will (in the absence of manifest error) be final and binding on the holders, the Trustee and us.
     The interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.
The subsection of the preliminary prospectus supplement beginning on page S-5 entitled “Description of the Notes—Optional Redemption” will not apply to the Floating Rate Notes. The Floating Rate Notes may not be redeemed before maturity.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or RBS Securities Inc. toll-free at 866-884-2071.